As filed with the Securities and Exchange Commission on January 29, 2010

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 3 TO
ANNUAL REPORT
of the
Nordic Investment Bank
(Name of Registrant)

Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amount as to which registration is	Names of exchanges on
Title of Issues	effective	which registered
N/A	N/A	N/A
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Executive Director
Nordic-Baltic Executive Director’s Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431
Copies to:
Ward A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP
Main Tower, Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

*	The registrant is filing this annual report on a voluntary basis.

FORWARD LOOKING STATEMENTS
          Certain of the statements contained in this Annual Report on Form 18-K, as amended (the “Amended 18-K”) may be statements of future expectations and other forward-looking statements that are based on management’s views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements, which are forward-looking by reason of context, the words “may, will, should, plans, intends, anticipates, believes, estimates, potential, or continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, general economic conditions, including in particular economic conditions and markets, performance of financial markets, interest rates, currency exchange rates, changing levels of competition, changes in laws and regulations, changes in the policies of central banks and/or foreign governments, and general competitive factors, in each case on a local, regional, national and/or global basis. Nordic Investment Bank (“NIB”) assumes no obligation to update any forward-looking information contained in this Amended 18-K.
EXPLANATORY NOTE
     NIB, in connection with its Registration Statement under the Securities Act of 1933 (Schedule B) relating to Debt Securities and/or Warrants to Purchase Debt Securities, Registration No. 333-142934, hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (the “Annual Report”) as follows:
     Effective January 20, 2010, NIB has appointed the Honorary Consulate General of Sweden, with an office at 445 Park Avenue, 21st floor, New York, New York 10022, U.S.A., as its agent upon which process may be served in any action brought against NIB in the courts of the State of New York or the courts of the United States of America, in either case located in The City of New York, arising out of or based on (1) each of the Amended and Restated Fiscal Agency Agreement dated December 4, 2002 entered into between NIB and Citibank, N.A., as fiscal agent, as amended, and the Fiscal Agency Agreement dated May 22, 2007 entered into between NIB and Citibank, N.A., as fiscal agent, as amended, or the notes issued or to be issued thereunder and (2) each of the Selling Agency Agreement dated January 22, 1993 among Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and NIB, as amended, and the Selling Agency Agreement dated May 22, 2007 among Citigroup Global Markets Inc., Goldman, Sachs & Co. and NIB.
     In addition, the following additional exhibit is added to the Annual Report:

Exhibit VIII	Fiscal Agency Agreement Amendment No. 1 dated October 2, 2009

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nordic Investment Bank has duly caused this amendment to its annual report on Form 18-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland on the 29th day of January 2010.

By:	/s/ Juha Kotajoki
Juha Kotajoki
Vice-President Risk Management and Accounting

Exhibit Index

Exhibit VIII	Fiscal Agency Agreement Amendment No. 1 dated October 2, 2009